Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

20 February 2011
ASX ANNOUNCEMENT

Mission to Invest in Indonesian Palm Oil Joint Venture Project

Mission NewEnergy Limited (NASDAQ:MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, is pleased to announce the acquisition of an 85% stake in Oleovest Pte Ltd, a company incorporated in Singapore.

Oleovest is a special purpose company which has a 70% equity stake in PT Sinergi Oleo Nusantara ("PTSON"), a newly formed joint venture company in Indonesia which is 30% owned by PT Perkebunan Nusantara III ("PTPN III").

Under the Joint Venture Agreement, PTSON will establish a new downstream palm oil and oleo-chemical complex at the PTPN III owned Sei Mangkei Industrial Zone in North Sumatra, which in the first stage is expected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester ("biodiesel") plant and a 100,000 tpa Fatty Alcohol plant.

The project to be built at an estimated cost of US$200 million will require successfully arranging approximately US$140 million in debt and US$60 million in equity, before construction begins. To start with, Mission will invest approximately US$3.0 million to acquire the stake and fund the initial operations of PTSON. Once fully funded, it is anticipated that the project would be implemented over approximately 3 years.

"This is a good opportunity and new strategic direction for Mission as the company looks to diversify into a more established and rateable business" said Nathan Mahalingam, Group CEO of Mission.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and Jatropha plantation company. At full capacity we can produce 105 million gallons of biodiesel. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
President Mission NewEnergy USA
Phone: + 1 (210) 841-5741
james@missionnewenergy.com